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                                                                   Exhibit 99.5


                             MAGMA COPPER COMPANY
                       7400 NORTH ORACLE ROAD, SUITE 200
                             TUCSON, ARIZONA 85704

                                                               December 5, 1995

Dear Stockholder:

  I am pleased to inform you that on November 30, 1995, Magma Copper Company (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with The Broken Hill Proprietary Company Limited, a Victoria, Australia corporation ("BHP"), BHP Holdings (USA) Inc., a Delaware corporation and an indirect subsidiary of BHP ("Sub"), and BHP Sub Inc., a Delaware corporation and a subsidiary of Sub ("Purchaser"). Pursuant to the Merger Agreement, Purchaser is today commencing a tender offer (the "Offer") to purchase (i) all outstanding shares of common stock par value $0.01 per share, of the Company (the "Shares"), at a price of $28.00 per Share net to the seller in cash; (ii) all of the outstanding shares of 5 5/8% Cumulative Convertible Preferred Stock, Series D, par value $0.01 per share, of the Company, at a price of $96.544 per share net to the seller in cash; and (iii) all of the outstanding shares of 6% Cumulative Convertible Preferred Stock, Series E, par value $0.01 per share (together with the Series D Preferred Stock, the "Preferred Shares") of the Company at a price of $100.646 per share net to the seller in cash. The Merger Agreement provides that each Share or Preferred Share not acquired by Purchaser pursuant to the Offer will be exchanged for the same consideration payable pursuant to the Offer in cash upon the merger (the "Merger") of Purchaser into the Company, which will occur as soon as practicable following the consummation of the Offer.

  Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Board of Directors recommends that stockholders accept the Offer and tender their Shares and Preferred Shares.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Goldman, Sachs & Co. ("Goldman Sachs"), the Company's financial advisor, that the cash consideration per share to be received by the stockholders in the Offer and the Merger is fair to the stockholders. The full text of the written opinion of Goldman Sachs is attached hereto and stockholders are urged to read such opinion in its entirety.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, including a copy of the full text of the opinion of Goldman Sachs. Also enclosed is the Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your Shares and Preferred Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares and Preferred Shares. We urge you to read the enclosed material and consider this information carefully.

                                          Sincerely,

                                          J. Burgess Winter
                                          President and Chief Executive
                                           Officer